UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of January 2013

(Commission File No. 001-32305)

CORPBANCA

(Translation of registrant’s name into English)

Rosario Norte 660

Las Condes

Santiago, Chile

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):     Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):     Yes  ☐    No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

EXHIBITS

Number	Description

1.1	Underwriting Agreement dated January 10, 2013, between CorpBanca and the underwriters named therein relating to CorpBanca’s 3.125% senior notes due 2018.

5.1	Opinion of Dechert LLP.

5.2	Opinion of Barros & Errázuriz Abogados.

8.1	Opinion of Dechert LLP.

8.2	Opinion of Barros & Errázuriz Abogados.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

CORPBANCA (Registrant)

By:	/s/ Eugenio Gigogne
Name:	Eugenio Gigogne
Title:	Chief Financial Officer

Date: January 11, 2013

EXHIBIT INDEX

Exhibit	Description

1.1	Underwriting Agreement dated January 10, 2013, between CorpBanca and the underwriters named therein relating to CorpBanca’s 3.125% senior notes due 2018.

5.1	Opinion of Dechert LLP.

5.2	Opinion of Barros & Errázuriz Abogados.

8.1	Opinion of Dechert LLP.

8.2	Opinion of Barros & Errázuriz Abogados.